UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the securities exchange legislation, hereby files

OTHER RELEVANT INFORMATION

BBVA’s Board of Directors, at its meeting held today, has resolved to call the Annual General Shareholders’ Meeting, to be held exclusively through telematic means on 19 April 2021, at 12:00 at first call, and at the same time on 20 April 2021, at second call, following the attached agenda.

Madrid, 15 March 2021

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

2021 ANNUAL GENERAL SHAREHOLDERS’ MEETING

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

AGENDA

ONE.- Annual financial statements, allocation of results and corporate management:

1.1.	Approval of the annual financial statements and the management reports of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for the financial year ended 31 December 2020.

1.2.	Approval of the non-financial information report of Banco Bilbao Vizcaya Argentaria, S.A. and that of its consolidated Group for the financial year ended 31 December 2020.

1.3.	Approval of the allocation of results for the 2020 financial year.

1.4.	Approval of the corporate management during the 2020 financial year.

TWO.- Adoption of the following resolutions on the re-election of members of the Board of Directors:

2.1.	Re-election of Mr. José Miguel Andrés Torrecillas.

2.2.	Re-election of Mr. Jaime Félix Caruana Lacorte.

2.3.	Re-election of Ms. Belén Garijo López.

2.4.	Re-election of Mr. José Maldonado Ramos.

2.5.	Re-election of Ms. Ana Cristina Peralta Moreno.

2.6.	Re-election of Mr. Juan Pi Llorens.

2.7.	Re-election of Mr. Jan Paul Marie Francis Verplancke.

Pursuant to Paragraph 2 of Article 34 of the Bylaws, determination of the number of directors in the number resulting from the resolutions adopted under this item of the Agenda, which will be reported to the Annual General Meeting for all due effects.

THREE.- Approval of a distribution of five point nine euro cents (EUR 0,059) per share from the share premium account.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

FOUR.- Approval of a distribution charged against the Bank’s distributable items for a maximum amount equal to 35% of the consolidated profit for the first semester of 2021, excluding extraordinary amounts and items, subject to certain conditions and limitations.

FIVE.- Authorisation to the Board of Directors, with express powers of sub-delegation, to issue contingently convertible securities into BBVA shares (CoCos), for a period of five years, up to a maximum amount of EIGHT BILLION EUROS (EUR 8,000,000,000), authorising in turn the power to exclude pre-emptive subscription rights in such securities issues, as well as the power to increase the share capital by the necessary amount and to amend the corresponding article of the Bylaws.

SIX.- Approval of the reduction of the share capital of the Bank up to a maximum amount of 10% of the share capital as of the date of this resolution, through the redemption of own shares purchased by BBVA by means of any mechanism for the purpose of being redeemed, delegating to the Board of Directors the implementation of the share capital reduction on one or more occasions.

SEVEN.- Approval of the Remuneration Policy for Directors of Banco Bilbao Vizcaya Argentaria, S.A., and the maximum number of shares to be delivered, as the case may be, as a result of its implementation.

EIGHT.- Approval of a maximum level of variable remuneration of up to 200% of the fixed component of the total remuneration for a certain group of employees whose professional activities have a significant impact on the Group’s risk profile.

NINE.- Re-election of the statutory auditors of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for the 2021 financial year.

TEN.- Amendment of article 21 (Form and content of the notice of meeting) of Banco Bilbao Vizcaya Argentaria, S.A.’s Bylaws.

ELEVEN.- Amendment of article 5 (Publication of the notice of the meeting) of Banco Bilbao Vizcaya Argentaria, S.A.’s General Meeting Regulations.

TWELVE.- Delegation of powers on the Board of Directors, with the authority to substitute, in order to formalise, amend, interpret and execute the resolutions adopted by the Annual General Meeting.

THIRTEEN.- Consultative vote on the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 15, 2021	By:	/s/ Domingo Armengol Calvo
Name: Domingo Armengol Calvo
Title: Corporate Secretary and Secretary of the Board of Directors